(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING.	OMB APPROVAL OMB Number: 3235-0058
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SEC FILE NUMBER 000-13059
CUSIP NUMBER
156710 10 5

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CERADYNE, INC.

Full Name of Registrant

Former Name if Applicable

3169 Red Hill Avenue

Address of Principal Executive Office (Street and Number)

Costa Mesa, CA 92626

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

Ceradyne, Inc. issued a press release on August 4, 2006, in which it reported results for the second quarter ended June 30, 2006. As reported in the press release, the Company is currently engaged in a voluntary review of its historical stock option grants and related accounting treatment. This review is being conducted by a Special Committee of Ceradyne’s Board of Directors, comprised solely of independent directors, with the assistance of independent legal counsel. Although the Special Committee’s review had not been completed as of August 4, 2006, management of the Company had concluded that the measurement dates for accounting purposes differ from recorded dates for certain stock option grants made during 1997 through 2003. As a result of these findings, the results for the second quarter ended June 30, 2006 announced by the Company on August 4, 2006 included an estimated after-tax, non-cash charge of approximately $1.5 million pertaining to the years ended December 31, 1997 to 2005 and the first six months of 2006.

The Special Committee is currently completing its review of materiality on prior period financial statements and evaluating the impact on the internal controls over financial reporting. The Company will not be able to finalize its Report on Form 10-Q for the second quarter ended June 30, 2006 until the Special Committee has completed its review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jerrold J. Pellizzon (Name)	714 (Area Code)	549-0421 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?: ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ceradyne, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Jerrold J. Pellizzon
Jerrold J. Pellizzon, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter), or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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ADDITIONAL INFORMATION PURSUANT TO PART IV:

(3) Sales for the second quarter ended June 30, 2006 were approximately $162.0 million, compared to approximately $89.9 million in second quarter ended June 30, 2005. Net income for the second quarter ended June 30, 2006 was approximately $30.0 million, compared to net income of approximately $11.4 million for the second quarter ended June 30, 2005. The second quarter 2006 net income includes a non-cash, after-tax charge of approximately $1.5 million related to stock options granted during the period of 1997 through 2003. As described in Part III above, the Company will not be able to finalize its results until the Special Committee of the Board has completed its review of historical stock option grants.

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